May 26, 2010

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)
Real Estate Series
(File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to the SEC staff’s comments received via a telephone call on June 24, 2009 relating to the Fund’s Post-Effective Amendment No. 73 on Form N-1A, filed with the SEC on April 28, 2009. PEA No. 73 was filed for the purpose of registering shares of the Real Estate Series, a new portfolio of the Fund (the “Series”).

1.	Comment: The fee waiver mentioned in footnote 3 to the expense table should be in place for at least one year from the effective date of the filing.

Response: Accepted. Footnote 3 to the expense table included in the Series’ Rule 485(b) filing on July 21, 2009 states as follows “[t]he Advisor has contractually agreed to limit its fees and reimburse expenses to the extent necessary so that the Series’ total direct annual fund operating expenses do not exceed 1.20% of the Series’ average daily net assets. This contractual waiver will remain in effect until at least July 22, 2010 and may be extended.” The Series’ fee waiver has since been extended until April 30, 2011, as disclosed in the Series’ prospectus dated May 1, 2010.

2.	Comment: Because the Series can invest in ETFs, please add a line for AFFE to the expense table.

Response: As required by Form N-1A, at the time of the Series’ Rule 485(b) filing, the Series’ investment adviser made certain assumptions as to the specific other investment companies in which the investment adviser expected the Series to invest during the upcoming fiscal year. Based on these assumptions, the investment adviser did not expect the Series to indirectly incur fees and expenses in excess of one basis point of the average net assets of the Series as a result of its investments in shares of other investment companies. Accordingly, as permitted by Form N-1A, the Series included such fees and expenses under the “Other Expenses” line item to its fee table in lieu of adding an “Acquired Fund Fees and Expenses” line item to its fee table.

3.	Comment: Please state the length of service for each of the Series’ portfolio managers (i.e., since inception).

Response: The Series’ portfolio management team is composed of all the individuals on the investment adviser’s Senior Research Group (“Senior Research Group”) and three specific individuals, who constitute the Series’ Research Team. In the Series’ Rule 485(b) filing on July 21, 2009, for each member of the Series’ portfolio management team, the Series discloses such member’s length of service with the Series’ investment adviser and such member’s length of service on the Series’ Research Team and/or Senior Research Group, as applicable.

4.	Comment: In the Management Fees section, please provide the dates covered by the Series’ shareholder report in which the approval of the Series’ investment advisory agreement will be discussed.

Response: Accepted. This disclosure has been added to the prospectus included in the Series’ Rule 485(b) filing on July 21, 2009.

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Jodi L. Hedberg
Jodi L. Hedberg

Corporate Secretary

cc:	Patricia Williams, Securities and Exchange Commission
Timothy Levin, Morgan, Lewis & Bockius LLP
Richard Yates, Manning & Napier Advisors, Inc.